UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Earlyworks Co., Ltd.’s announces plan to implement ADS ratio change

On May 13, 2024, Earlyworks Co., Ltd. (the “Company”) announced its plan to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares, no par value (“ordinary shares”) from one (1) ADS representing one (1) ordinary share to one (1) ADS representing five (5) ordinary shares.

For the Company’s ADS holders, the change in the ADS ratio has the same effect as a one-for-five reverse ADS split and will have no impact on an ADS holder’s proportional equity interest in the Company.

The effect of the ratio change on the ADS trading price on the Nasdaq Capital Market is expected to take place at the opening of trading on or about May 16, 2024 (U.S. Eastern Time).

Further information is set out in the press release attached hereto as Exhibit 99.1 which is incorporated by reference herein.

Forward-Looking Statements

This Form 6-K contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: May 13, 2024	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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